The Lead Investor in Carlocity's Wefunder Offering is Dave Moylan, who is investing $5,000.

This is why Dave is investing:

"Buying a car can be a very time consuming and frustrating experience in the best of environments. Today, it is more challenging than ever. CarLocity has identified one of the major pain points and has developed a scalable solution which helps transform the dealership sales experience into an enjoyable buying experience for the customer. Moreover, it matches qualified buyers with dealerships that offer the vehicle(s) of interest.

In developing the solution, the Founder (Peter) is leveraging his strong functional experience and is working with a team of seasoned professionals that bring domain expertise. Peter also has a passion to address this challenge - have experience the frustration of car buying first hand. This passion that will help drive the company forward as they scale.

To date, I have been impressed with the speed at which the plan has become operational and moreover, proven in practice in a limited geographic market. I have been equally impressed by their organic growth and the high engagement rates to date. This business could, with appropriate resourcing, quickly scale as investments will enable acquisition of engaged / qualified customers and dealerships in current and new geographic markets, while also allowing for further development of the underlying platform."